                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 9, 2002

                         Commission file number 0-21392

                             AMARIN CORPORATION PLC
             (Exact name of Registrant as Specified in its Charter)

                                     ENGLAND
            (Jurisdiction of Incorporation or organization of Issuer)


                                 7 Curzon Street
                             London W1J 5HG, England
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X] Form 20-F       [ ] Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ] Yes             [X] No
Enclosures:

         Material Events

                  (a) Amarin Corporation plc announces the exercise of a purchase option to acquire U.S. rights to Permax'r'.

         This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   AMARIN CORPORATION PLC




                                               By: /s/ Richard A B Stewart
                                                  -----------------------------
                                                  Richard A B Stewart
                                                  Chief Executive Officer





Date: May 9, 2002

                                Index to Exhibits

Exhibit            Item                              Sequentially Numbered Page

(a)                Material Event description-
                   Amarin Corporation plc
                   announces the exercise of a
                   purchase option to acquire
                   U.S. rights to Permax'r'.











                            STATEMENT OF DIFFERENCES
                            ------------------------
The trademark symbol shall be expressed as.................................'TM'
The registered trademark symbol shall be expressed as...................... 'r'